Exhibit 99.190

BY SEDAR

April 12, 2021

File No.: 127542.1022

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission

Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador
Nunavut Securities Office

Dear Sirs/Mesdames:

Re:	mCloud Technologies Corp. (the "Corporation") Prospectus Supplement dated April 12, 2021

We refer you to the prospectus supplement (the "Prospectus Supplement") of the Corporation dated April 12, 2021 relating to the issuance of up to 6,000,000 units of the Corporation under a short form base shelf prospectus of the Corporation dated April 28, 2020 for Nunavut and an amended and restated short form base shelf prospectus of the Corporation dated April 28, 2020 in the provinces of Canada (together with the Prospectus Supplement, the "Prospectus").

We hereby consent to the references to our firm name in the Prospectus Supplement, and to our opinions set out under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations", which opinions are provided as of the date of the Prospectus Supplement.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are (i) derived from our opinions referred to above, or (ii) within our knowledge as a result of the services we provided in connection with such opinions.

Yours truly,

(Signed) "Stikeman Elliott LLP"

Stikeman Elliott LLP